FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

Quantum BioPharma Ltd. (the "Company")

199 Bay Street, Suite 4000

Toronto, Ontario M5T 1R5

Item 2: Date of Material Change

September 6, 2024.

Item 3: News Release

A news release announcing the material change was issued on September 6, 2024, through the facilities of Accesswire, a copy of which has been filed under the Company's issuer profile on SEDAR + at www.sedarplus.ca.

Item 4: Summary of Material Change

Debt Settlements

On September 6, 2024, the Company completed debt settlements (each, a "Debt Settlement") in the amount of $450,000 with each of Anthony Durkacz, Zeeshan Saeed, and Donal Carroll, officers of the Company, (together, the "Executives"), through the issuance of an aggregate of 248,160 class B subordinate voting shares in the capital of the Company (the "Class B Shares") at a deemed price of $5.44 per Class B Share (each, a "Debt Settlement"). The Company and Executives determined that to preserve the Company's cash, they would complete the Debt Settlements.

The Class B Shares are subject to a four month and one day hold period pursuant to the policies of the Canadian Securities Exchange (the "CSE") and applicable securities laws.

Class A Share Offering

In addition, as approved by the shareholders of the Company at the annual general and special meeting of shareholders held on July 22, 2024, the Company announced a non-brokered private placement (the "Offering") of class A multiple voting shares ("Class A Shares"). The Company expects to offer up to 6 Class A Shares at a price of $6.00 per Class A Share, and expects that the entirety of the Offering will be subscribed for by entities beneficially owned or controlled by Zeeshan Saeed and Anthony Durkacz, being the existing holders of Class A Shares.

Option and RSU Grants

Effective September 6, 2024, the Company granted an aggregate of 12,500 stock options (each, an "Option") and 7,500 restricted share units (each, an "RSU") to a director and certain consultants of the Company. Each Option is exercisable at a price of $5.60 per Class B Share, expires two years from the date of grant and vest in one-third increments with the first batch being released immediately and the remaining two thirds vesting equally on the 6 month and 12-month anniversary of the date of grant. Each Option is exercisable to purchase one Class A Share. Each RSU granted vested immediately.

Warrant Cancellation

Effective September 6, 2024, the Company has cancelled an aggregate of 7,692 warrants ("Warrants") to purchase Class B Shares, which were previously granted to a board member. Management reviewed the Company's outstanding Warrants and determined that the Warrants granted to such individual at an exercise price of $97.50 per Class B Share, no longer represented a realistic incentive to motivate such individual.

Item 5.1: Full Description of Material Change

Debt Settlements

Each Debt Settlement constituted a "related party transaction", as such term is defined in Multilateral Instrument 61- 101 - Protection of Minority Shareholders in Special Transactions ("MI 61-101") due to the involvement of each of the Executives and would have required the Company to receive minority shareholder approval for, and obtain a formal valuation for the subject matter of, the transactions in accordance with MI 61-101, prior to the completion of each such transaction. However, in completing the Debt Settlements, the Company relied on the exemptions contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101, respectively, in respect of the participation of the Executives in the Debt Settlements as neither the fair market value (as determined under MI 61-101) of the subject matter or, nor the fair market value of the consideration for, the transaction, insofar as it involved the Executives, exceeded 25% of the Company's market capitalization (as determined under MI 61-101).

Effect of the Debt Settlements
Name	Insider	# of Class B Shares Acquired	Value	# of Securities Held Before Completion	% of Securities Held Before Completion(9)	# of Securities Held Upon Completion	% of Securities Held Upon Completion(9)
Anthony Durkacz	Officer	82,720	$450,000	3 Class A Shares(1) 23,030 Class B Shares(1) 7,692 RSUs(1)	50.00% of Class A Shares(7) 1.43% of Class B Shares(7) 26.10%(10)	3 Class A Shares(4) 105,750 Class B Shares(4) 7,692 RSUs(4)	50.00% of Class A Shares(8) 5.69% of Class B Shares(8) 26.61% (10)
Zeeshan Saeed	Officer	82,720	$450,000	3 Class A Shares(2) 34,481Class B Shares(2) 7,692 RSUs(2)	50.00% of Class A Shares(7) 2.14% of Class B Shares(7) 26.45%(10)	3 Class A Shares(5) 117,201 Class B Shares(5) 7,692 RSUs(5)	50.00% of Class A Shares (8) 6.31% of Class B Shares(8) 26.93%(10)
Donal Carroll	Officer	82,720	$450,000	Nil Class A Shares(3) Nil Class B Shares(3) 7,692 RSUs(3)	0.00% of Class A Shares(7) 0.00% of Class B Shares(7) 0.00%(7)	Nil Class A Shares(6) 82,720 Class B Shares(6)) 7,692 RSUs(6)	0.00% of Class A Shares (8) 4.45% of Class B Shares(8) 2.35%(10)

Notes:

1. Prior to completion of his Debt Settlement, Mr. Durkacz, together with his joint actors, Fortius Research and Trading Corp. ("Fortius"), First Republic Capital Corporation ("FRCC"), and his spouse, beneficially owned and controlled an aggregate of 3 Class A Shares and 23,030 Class B Shares. In addition, Mr. Durkacz held 7,692 RSUs, which upon vesting settle into 7,692 Class B Shares.

2. Prior to completion of his Debt Settlement, Mr. Saeed, together with his joint actor, Xorax Family Trust ("Xorax"), beneficially owned and controlled an aggregate of 3 Class A Shares, 34,481 Class B Shares. In addition, Mr. Saeed held 7,692 RSUs, which upon vesting settle into 7,692 Class B Shares.

3. Prior to completion of his Debt Settlement, Mr. Carroll owned Nil Class A Shares and Nil Class B Shares. In addition, Mr. Carroll held 7,692 RSUs, which upon vesting settle into 7,692 Class B Shares.

4. Immediately upon completion of his Debt Settlement, Mr. Durkacz, together with his joint actors Fortius, FRCC, and his spouse, beneficially owned and controlled an aggregate of 3 Class A Shares and 105,750 Class B Shares. In addition, Mr. Durkacz holds 7,692 RSUs, which upon vesting settle into 7,692 Class B Shares.

5. Immediately upon completion of his Debt Settlement, Mr. Saeed, together with his joint actor, Xorax, beneficially owned and controlled an aggregate of 3 Class A Shares and 117,201 Class B Shares. In addition, Mr. Saeed holds 7,692 RSUs, which upon vesting settle into 7,692 Class B Shares.

6. Immediately upon completion of the Debt Settlements, Donal Carroll beneficially owned and controlled an aggregate of Nil Class A Shares and 82,720 Class B Shares. In addition, Mr. Carroll holds 7,692 RSUs, which upon vesting settle into 7,692 Class B Shares.

7. Total voting rights calculated based on 6 Class A Shares and 1,608,740 Class B Shares issued and outstanding prior to the completion of the Debt Settlements. Each Class A Share entitles the holder to 276,660 votes and each Class B Share entitles the holder to one vote at a meeting of the shareholders of the Company.

8. Total voting rights calculated based on 6 Class A Shares and 1,856,900 Class B Shares issued and outstanding upon completion of the Debt Settlements. Each Class A Share entitles the holder to 276,660 votes and each Class B Share entitles the holder to one vote at a meeting of the shareholders of the Company.

9. Calculated on a non-diluted basis.

10. Representing all voting rights attached to all of the Company's outstanding voting securities.

While the Company filed a material change report in respect of the Debt Settlements and the Executives' participation in their respective Debt Settlement on August 29, 2024, the Company did not file the material change report more than 21 days before the closing date of the Debt Settlements. In the Company's view, the shorter period was necessary to permit the Company to close the Debt Settlements in a timeframe consistent with usual market practice for a transaction of this nature and was reasonable and necessary to improve the Company's financial position in a timely manner in the circumstances. Further, the Executives indicated a desire to complete the Debt Settlements on an expedited basis.

Completion of the Debt Settlements was unanimously approved in writing by each of the directors of the Company entitled to vote on such matters. Messrs. Saeed and Durkacz abstained from this vote with respect to their interest in the Debt Settlements, in accordance with section 132(5) of the Business Corporations Act (Ontario) (the "OBCA"). In accordance with the OBCA, all the directors were required to sign the authorizing resolution in order for the Debt Settlements to be valid as if passed at a meeting of the directors of the Company, however, the signatures of each of Messrs. Saeed and Durkacz did not constitute a vote by the insider as a director to approve their respective Debt Settlement. No special committee approved or was established in connection with the Debt Settlements, and no materially contrary view or abstention was expressed or made by any director. The Company will send a copy of this material change report to any Shareholder who requests a copy of it.

Aside from debt conversion agreements entered into with the Company and each of the Executives pursuant to the Debt Settlements, the Company will not be entering into any agreement with an interest party or a joint actor with an interested party in connection with the Debt Settlements. To the Company's knowledge, no related party to the Company entered into any agreement with an interest party or a joint actor with an interested party, in connection with the Debt Settlements.

Class A Offering

When the Company initially went public in 2018, the voting rights attached to the Class A Shares equalled 75.87% of the aggregate voting rights attached to the Class A Shares and and Class B Shares. As a result of issuances of Class B Shares over the intervening 6 years, that percentage has declined to 47.20%. The Company has determined that it would be in its best interests to proceed with the Offering, which, if fully subscribed, would result in the voting rights attached to the Class A Shares increasing to 64.13%, which returns those voting rights to nearly the same percentage as when the Company initially went public. The board of directors of the Company determined that the Offering was in the best interests of the Company and executed a board resolution approving the same on September 5, 2024. In its decision-making process, the board of directors had informal discussions excluding Messrs. Saeed and Durkacz to discuss the Offering, it reviewed the Company's articles, and it reviewed the implications of issuing additional Class A Shares. Messrs. Saeed and Durkacz abstained from this vote with respect to their interest in the resolution, in accordance with section 132(5) of the OBCA. In accordance with the OBCA, all the directors were required to sign the authorizing resolution in order for the Offering to be valid as if passed at a meeting of the directors of the Company, however, the signatures of each of Messrs. Saeed and Durkacz did not constitute a vote by the insider as a director to approve the Offering. The Offering was unanimously approved by the directors of the Company entitled to vote thereon. All Class A Shares issued pursuant to the Offering will be subject to hold periods of four months and a day from the date of closing.

The Company expects Messrs. Saeed and Durkacz, being related parties as defined in MI 61-101, to participate in the Offering. The Company expects that any such resulting related party transaction will be exempt from the formal valuation requirement and minority shareholder approval requirements of MI 61-101 based on the exemptions under sections 5.5(a) and 5.7(1)(a) of MI 61-101 as the fair market value of the Class A Shares being purchased will not exceed 25% of the Company's market capitalization. The Company expects that the closing of the Offering will occur within 21 days of the date of this material change. The Company deems this circumstance reasonable and necessary in order to complete the Offering in an expeditious manner.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102 (Confidentiality)

Not applicable.

Item 7: Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8: Executive Officer

For additional information with respect to this material change, the following person may be contacted:

Quantum BioPharma Ltd.

Zeeshan Saeed, Founder, Chief Executive Officer and Executive Co-Chairman of the board of directors
Email: info@QuantumBioPharma.com

Telephone: (416) 854-8884

Item 9: Date of Report

September 13, 2024.